FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

May 22, 2007

Commission File Number: 333-119497

MECHEL OAO
(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12
Moscow 123610
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES ITS ACQUISITION OF A CONTROLLING STAKE IN
KUZBASS POWER SALES COMPANY

Moscow, Russia – May 22, 2007, – Mechel OAO (NYSE: MTL) announces winning the auction to acquire shares of Kuzbass Power Sales Company OAO comprising 49% of the company’s charter capital.  Together with 1.2% of the shares owned by Mechel previously, its stake in Kuzbass Power Sales Company has increased to 50.2%.

The acquisition of Kuzbass Power Sales Company is in line with Mechel’s strategy to expand in the power sector.  Mechel’s power business has been developed to obtain additional markets for steam coal and to produce higher value added products, such as electric and heat energy, and provide its mining and metal segments with its own energy resources.  In line with this strategy, Mechel previously acquired Southern Kuzbass Power Plant at an auction this March.

As a result of today’s auction, Mechel’s subsidiary, Mechel-Energo OOO, has acquired from RAO UES of Russia 297,020,200 of ordinary shares of Kuzbass Power Sales Company comprising 49% of its charter capital for approximately US$ 44.0 million or RUR 1.14 billion.

Kuzbass Power Sales Company is the largest power distributing company in Siberia.  Its planned distributed power volume for 2007 is 24.8 bln kWh. Based on Russian Accounting Standards (RAS) the revenues of the company were RUR 8.6 billion. in the first half of 2006 (it started its operations as an independent entity from July 1, 2006) and amounted to RUR 6.1 billion in the first quarter this year.

“The acquisition of Kuzbass Power Sales Company enables us to form a vertically integrated power company with its own power generating facilities (Southern Kuzbass Power Plant), raw material resources (Southern Kuzbass) and now a well established client base.  Acquiring the Kuzbass Power Sales Company is a very compelling opportunity and we intend to develop it as part of our power strategy,” Mechel’s Chief Operating Officer Alexey Ivanushkin commented.

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Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-495-221-88-88

irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin

	Name:	Igor Zyuzin

	Title:	CEO

Date: May 22, 2007